0-29546

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

02045354

For the month of June, 2002

America Mineral Fields Inc.
(Translation of registrant's name into English)

St. George's House, 15 Hanover Square, London W1S 1HS, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________.

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

June 27, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: AMERICA MINERAL FIELDS INC.

We confirm that the following material was sent by pre-paid mail on June 27, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Consolidated Financial Statements for the Three Months and Six Months Ended April 30, 2002

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

Consolidated Financial Statements
(Expressed in United States dollars)

AMERICA MINERAL FIELDS INC.

Three months and six months ended April 30, 2002

(Unaudited - Prepared by Management)

AMERICA MINERAL FIELDS INC.
MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company for the three and six month periods ended April 30, 2002 and related notes (the "Consolidated Financial Statements"). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2001 Annual Report, which should also be referred to for additional information. The Company's Consolidated Financial Statements are presented in U.S. dollars. **Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars.**

Results of Operations

The Company incurred a net loss for the six months ended April 30, 2002 of $807,230 or $0.03 per share compared to a net loss of $1,854,104 or $0.06 per share in the six months ended April 30, 2001.

The Company incurred a net loss for the three months ended April 30, 2002 of $458,112 or $0.01 per share compared to a net loss of $1,457,537 or $0.05 per share in the three months ended April 30, 2001.

The results for the three and six months ended April 30, 2002 both reflect the following factors:

Administration expenses have decreased compared to the prior period due to continuing cost reduction efforts by the Company. These included decreased levels of office and administration, professional fees, travel and accommodation, and salaries and wages. These reductions have been offset somewhat by additional investor relations expenses.

Travel and accommodation decreased due to a reduction in the number of trips required. Salaries and wages decreased in the current quarter due to the reduction in the Company's Brazilian operations following the agreements to sell Chapada and Santo Inaçio in 2001, and due to a reduction in the number of full time equivalent staff employed at the Company's Head Office. Investor relations costs increased in the current quarter due to an increase in activity undertaken by the Company.

Lower average cash balances maintained, and much lower interest rates prevailing during the period, compared to the corresponding period last year resulted in a decrease in interest income. Other income in the six months ended April 30, 2002 relates to a payment received by the Company for agreeing to amend the terms on the sale of the Chapada mineral properties.

For the six months ended April 30, 2002, mineral property evaluation costs decreased due to costs in Angola being expensed as incurred during the first five months of the prior period in view of the then uncertain status of the Angolan mineral property licences, and also due to costs during the prior period in relation to a settlement reached with former IDAS shareholders.

The Company recorded in the prior period's comparative results a write down of mineral properties of $468,257 related to its Chapada mineral property and write down of convertible loans of $480,000 related to a settlement reached over collection of the loans. No such write down has been recorded in the current period's results.

Liquidity and Capital Resources

As at April 30, 2002, the Company had cash and cash equivalents of $4,071,115, compared to $5,430,878 at October 31, 2001. The April 30, 2002 balance includes $2,014,942 (2001 - $2,723,835) held by Congo Mineral Development Limited ("CMD") the Company's 50% owned joint venture. Working capital, excluding the joint venture cash, was $1,834,101 at April 30, 2002, compared to $2,652,415 at October 31, 2001.

The decrease in cash and cash equivalents as at April 30, 2002, compared to the balance as at October 31, 2001, is due primarily to administration and project costs incurred during the six months, and to the reduction of accounts payable and accrued liabilities in CMD, partly offset by amounts receivables collected and a decrease in prepaid expenses.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other Exploration and Development, and Financing, Risk Factors discussed in the Company's 2001 Annual Report.

Mineral Property Projects

As at April 30, 2002, amounts capitalized in respect of mineral properties increased to $2,062,918 from $1,924,379 at October 31, 2001, reflecting $138,539 costs incurred on the Company's Angola property and $537,782 costs on the Kolwezi project, which are offset on the balance sheet by $537,782 amortization of the deferred gain on contribution to the joint venture.

Capitalized mineral property evaluation costs increased to $4,225,114 from $4,159,507 at October 31, 2001, reflecting costs incurred on the Company's Kipushi project.

Kolwezi Tailings Project, DRC

In May 2001, the Company entered into an agreement with Anglo American Corp. of South Africa Ltd. ("AAC") to extend their joint venture agreement to develop Kolwezi through Congo Mineral Developments Limited ("CMD") to at least May 31, 2002. To date, this agreement has not been extended beyond May 31, 2002. The Company is in ongoing discussions with AAC concerning the future of CMD and the ownership of the Kolwezi Tailings Project.

Kipushi Project, DRC

On January 30, 2002, the Company signed a joint venture agreement with Zinc Corporation of South Africa Limited ("Zincor"), whereby Zincor can earn up to a 50% interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Zincor is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Zincor and La Générale des Carrières et des Mines ("Gécamines"), security of tenure is achieved via an agreement with Gécamines, and Government approval is received. Zincor will be required to fund $3,500,000 of expenditures over a 28 month period commencing with the completion of these items (which must be no later than September 30, 2004, otherwise the agreement will terminate).

Angola

During the quarter ended April 30, 2002, the Company's wholly owned subsidiary, IDAS Resources NV ("IDAS") finalized a heads of agreement with Endiama EP ("Endiama"), the Angolan state-owned diamond company and Twins, a company representing private sector Angolan interests. This heads of agreement governs the ownership structure for the two diamond licences granted to IDAS and Endiama. Under the terms of this agreement, IDAS will own 51% of the share capital of a new joint venture company ("Newco") for the period of time that any shareholder loans made to Newco by IDAS remain outstanding. Endiama will own 36% and Twins will own 13%. Once these shareholder loans have been repaid in full, together with any accrued interest, IDAS's equity interest will be reduced to 49%, Endiama will own 38% and Twins 13%. IDAS will, however, be entitled to vote 2% of the shares owned by Twins. The agreement governs other issues and identifies those subjects that will be addressed in a shareholders' agreement and articles of association of Newco. The agreement will be executed by all parties once it has received formal approval from the Angolan Council of Ministers, which approval is expected in the near future.

Zambia Property

The prospecting license, which was originally renewed on February 14, 2001, was reissued on January 29, 2002 for a period of two years.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the annual discussion and analysis contained in the Company's 2001 Annual Report.

AMERICA MINERAL FIELDS INC.

Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

	April 30, 2002	October 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 2,056,173	$ 2,707,043
Joint venture cash	2,014,942	2,723,835
Amounts receivable and prepaid expenses	187,298	602,663
Loan receivable	1,000,000	1,000,000
	5,258,413	7,033,541
Capital assets, net of amortization	65,633	87,584
Mineral properties (note 2)	2,062,918	1,924,379
Mineral property evaluation costs (note 3)	4,225,114	4,159,507
	$ 11,612,078	$ 13,205,011
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 409,370	$ 657,291
Loan payable	1,000,000	1,000,000
	1,409,370	1,657,291
Deferred gain on contribution of assets to joint venture	614,574	1,152,356
Shareholders' equity:		
Share capital (note 4)	39,243,378	39,243,378
Deficit	(29,655,244)	(28,848,014)
	9,588,134	10,395,364
	$ 11,612,078	$ 13,205,011

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.

Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

	Three months ended April 30,		Six months ended April 30,	
	2002	2001	2002	2001
Administration costs:				
Amortization	$ 8,191	$ 11,441	$ 16,601	$ 24,887
Bank charges and interest	2,440	1,478	3,777	1,849
Investor relations	56,263	39,984	66,477	64,268
Office and administration	62,737	80,050	126,753	149,105
Professional fees	58,966	111,295	134,363	145,618
Regulatory authorities filing fees	8,279	4,255	11,443	5,864
Salaries and wages	208,527	221,798	398,491	467,576
Transfer agent	3,353	1,761	3,856	3,213
Travel and accommodation	27,108	44,196	49,881	77,683
	435,864	516,258	811,642	940,063
Other items:				
Interest income	(6,991)	(40,151)	(18,048)	(101,611)
Other income	-	-	(20,000)	-
Write-down of amounts receivable	-	-	3,852	-
Write-off of mineral properties	-	468,257	-	468,257
Write-off of convertible loan	-	480,000	-	480,000
Mineral property evaluation costs	20,509	21,993	28,620	63,403
Foreign exchange loss (gain)	8,730	11,180	1,164	3,992
	22,248	941,279	(4,412)	914,041
Loss for the period	458,112	1,457,537	807,230	1,854,104
Deficit, beginning of period	29,197,132	26,453,521	28,848,014	26,056,954
Deficit, end of period	$ 29,655,244	$ 27,911,058	$ 29,655,244	$ 27,911,058
Basic and diluted loss per share	$ 0.01	$ 0.05	$ 0.03	$ 0.06
Weighted average number of common shares outstanding	32,172,697	32,197,351	32,185,228	32,197,351

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.

Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

	Three months ended April 30, 2002	Three months ended April 30, 2001	Six months ended April 30, 2002	Six months ended April 30, 2001
Cash provided by (used in):				
Operations:				
Loss for the period	$ (458,112)	$ (1,457,537)	$ (807,230)	$ (1,854,104)
Items not involving cash:				
Amortization	8,191	11,441	16,601	24,887
Write-down of amounts receivable	-	-	3,852	-
Write-off of mineral properties	-	468,257	-	468,257
Write-off of convertible loan	-	480,000	-	480,000
	(449,921)	(497,839)	(786,777)	(880,960)
Change in non-cash operating working capital:				
Amounts receivable and prepaid expenses	40,229	(195,813)	136,513	(181,742)
Accounts payable and accrued liabilities	(144,403)	(543,356)	(247,921)	(721,408)
	(554,095)	(1,237,008)	(898,185)	(1,784,110)
Investments:				
Purchase of capital assets	(874)	-	(3,189)	(485)
Proceeds on sale of Chapada mineral properties	269,000	-	275,000	-
Expenditures on mineral properties	(321,951)	(423,603)	(668,787)	(730,370)
Kipushi option purchase fee	-	-	-	50,000
Expenditures on mineral property evaluation costs	(11,099)	(53,636)	(64,602)	(118,101)
	(64,924)	(477,239)	(461,578)	(798,956)
Increase (decrease) in cash and cash equivalents	(619,019)	(1,714,247)	(1,359,763)	(2,583,066)
Cash and cash equivalents, beginning of period	4,690,134	8,900,036	5,430,878	9,768,855
Cash and cash equivalents, end of period	$ 4,071,115	$ 7,185,789	$ 4,071,115	$ 7,185,789
Supplementary disclosure:				
Interest received, net	$ 6,991	$ 40,151	$ 18,048	$ 101,222

Cash is defined as cash and cash equivalents and joint venture cash.

See accompanying notes to consolidated financial statements.

(Expressed in United States dollars)

1. Significant accounting policies:

These consolidated financial statements of America Mineral Fields Inc. (the "Company") do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual audited consolidated financial statements as at and for the year ended October 31, 2001.

2. Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

2002	DRC Kolwezi	Angola Cuango & Cafunfo	Zambia Solwezi	Total
Deferred, October 31, 2001	$ 6,847,644	$ 100,251	$ 1,824,128	$ 8,772,023
Administration and accounting	6,417	7,076	-	13,493
Capital equipment	6,185	-	-	6,185
Consulting	-	69,449	-	69,449
Engineering	397,592	-	-	397,592
Geology	2,428	91	-	2,519
Interest received	(22,299)	-	-	(22,299)
Legal	-	11,841	-	11,841
Salaries	137,847	4,372	-	142,219
Travel	9,612	45,710	-	55,322
	537,782	138,539	-	676,321
Deferred, April 30, 2002	$ 7,385,426	$ 238,790	$ 1,824,128	9,448,344
Deferred gain on contribution to joint venture	(7,385,426)	-	-	(7,385,426)
Balance, April 30, 2002	$ -	$ 238,790	$ 1,824,128	$ 2,062,918

(a) Zambia:

On January 29, 2002 the prospecting license was reissued for a period of two years.

(b) Chapada property, Brazil:

In January 2002, the Company signed an amended agreement with Chapada Brazil Mineracao Limitada ("CBM") providing for the final payment of the consideration for sale of the Chapada mineral property no later than March 31, 2002.

The Company received the remaining proceeds of $269,000 and $6,000 during the three months ended April 30, 2002 and the three months ended January 31, 2002, respectively.

(Expressed in United States dollars)

2. Mineral properties (continued):

(c) Angola:

During the quarter ended April 30, 2002, the Company's wholly owned subsidiary, IDAS Resources NV ("IDAS") finalized a heads of agreement with Endiama EP ("Endiama"), the Angolan state-owned diamond company and Twins, a company representing private sector Angolan interests. This heads of agreement governs the ownership structure for the two diamond licences granted to IDAS and Endiama. Under the terms of this agreement, IDAS will own 51% of the share capital of a new joint venture company ("Newco") for the period of time that any shareholder loans made to Newco by IDAS remain outstanding. Endiama will own 36% and Twins will own 13%. Once these shareholder loans have been repaid in full, together with any accrued interest, IDAS's equity interest will be reduced to 49%, Endiama will own 38% and Twins 13%. IDAS will, however, be entitled to vote 2% of the shares owned by Twins. The agreement governs other issues and identifies those subjects that will be addressed in a shareholders' agreement and articles of association of Newco. The agreement will be executed by all parties once it has received formal approval from the Angolan Council of Ministers, which approval is expected in the near future.

3. Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo – Kipushi evaluation costs:

	Amount
Balance, October 31, 2001	4,159,507
Administration and accounting	5,243
Capital equipment	825
Legal	38,028
Salaries	20,171
Travel	1,340
	65,607
Balance, April 30, 2002	$ 4,225,114

(Expressed in United States dollars)

3. **Mineral property evaluation costs (continued):**

On January 30, 2002, the Company signed a joint venture agreement with Zincor whereby Zincor can earn up to a 50% interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Zincor is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Zincor and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. Zincor will be required to fund the $3,500,000 of expenditures over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

4. **Share capital:**

	Number of shares	Amount
Balance, October 31, 2001	32,197,351	$ 39,243,378
Shares released from escrow and returned to treasury	(64,535)	-
Balance, April 30, 2002	32,132,816	$ 39,243,378

During the quarter ended April 30, 2002, 3,750 share purchase options exercisable at $0.60 per share were cancelled.

5. **Segmented information:**

The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

Capital assets, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

	April 30, 2002	October 31, 2001
Capital assets by geographic area:		
Democratic Republic of Congo	$ 4,254,837	$ 4,199,277
Angola	238,790	100,251
Zambia	1,824,128	1,824,128
United Kingdom	35,910	47,814
	$ 6,353,665	$ 6,171,470

6. Comparative figures:

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date July 4, 2002

By: ______________________

(Print) Name: Paul C. MacNeill
Title: Director